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FIRST MINING COMMENCES IN-FILL AND RESOURCE EXPANSION DRILLING AT
GOLDLUND PROJECT AND ANNOUNCES ACQUISITION OF CLAIMS IN ONTARIO AND QUEBEC

January 24, 2017

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce that a 27,000 metre drilling campaign has commenced at the Company’s wholly-owned Goldlund Gold Project (“Goldlund” or the “Project”) in northwestern Ontario. The program will focus on infill and resource expansion of Zone Seven, which currently hosts a significant portion of the mineralized material at the project. Drilling has started with two rigs and we expect to progress to three rigs as the campaign ramps up.

Earlier this month the Company released an initial resource estimate for Goldlund (see the Company’s press release dated January 9, 2017 for full details). The goal of the current drilling campaign is to further enhance the existing resources at Goldlund, and to assist the Company in advancing Goldlund to a preliminary economic assessment (PEA) level. The timing of any PEA at Goldlund has not yet been determined.

First Mining is also pleased to announce that it has entered into definitive asset purchase agreements to purchase certain mineral claims located in Ontario and Québec.

The first agreement is with GoldON Resources Ltd. (“GoldON”) and pursuant to this agreement, First Mining has agreed to acquire GoldON’s five unpatented mining claims (the “GoldON Transaction”) located near Pickle Lake, Ontario in exchange for 200,000 common shares of First Mining (the “GoldON Transaction Shares”).

The second agreement is with a private individual (the “Duparquet Vendor”), and pursuant to this agreement, First Mining has agreed to acquire eighteen mining claims located in the Township of Duparquet, Québec (the “Central Duparquet Transaction”) in exchange for $250,000 and 2,500,000 common shares of First Mining (the “Central Duparquet Transaction Shares”).

Keith Neumeyer, Chairman of First Mining, stated “We are excited about the drilling campaign that we have launched at our Goldlund project, and the prospects that it holds for resource expansion. We believe our Goldlund project has the potential to be one of our core projects. This initial drill campaign is expected to be a phase one of several campaigns in the coming years to further advance this project to a PEA level. We are also very pleased to have acquired the additional Pickle Lake and Central Duparquet claims as we believe the consolidation of regions we are active in should be a continued process that benefits each of our projects.”

The parties to the GoldON Transaction and the Central Duparquet Transaction are at arm’s length, and pricing for each transaction was based on the 5-day VWAP of First Mining’s shares as of today’s date, being $0.84. The deemed value of the GoldON Transaction is approximately $168,000, and the deemed value of the Central Duparquet Transaction is approximately $2,350,000.

The GoldON Transaction Shares and the Central Duparquet Transaction Shares will be subject to a statutory resale restriction in Canada for a four-month period from completion of the GoldON Transaction and the Central Duparquet Transaction, respectively. In addition, the Duparquet Vendor has agreed to further provisions limiting the number of shares he may sell per month after the statutory resale restriction period has passed, unless the sale is in a single block to a purchaser acceptable to First Mining.

Both transactions are subject to the receipt of applicable regulatory and stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. First Mining expects to complete both transactions by January 31st.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements" (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: commencement of expansion drilling at the Goldlund project and the potential results of such drilling; any upgrade to, or expansion of, the resources on the Goldlund project; the exploration potential and upside of the Goldlund project; the advancement of the Goldlund project to a PEA level; and completion of the GoldON Transaction and the Central Duparquet Transaction. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the receipt of stock exchange or regulatory approval for the GoldON Transaction and the Central Duparquet Transaction and satisfaction of the closing conditions for each transaction; the results of future exploration efforts at the Goldlund project; management’s discretion to refocus its exploration efforts; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; and title to properties. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.